January 29, 2015

Via EDGAR

Bryan J. Pitko

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Green Meadow Products, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 30, 2015
File No. 333-198993

Dear Bryan J Pitko:

This is Green Meadow Products, Inc. 's (the Company) response to your correspondence dated January 22, 2015 relating to the Company's Registration Statement on Form S-1 filed on September 29, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. We note your disclosure on page 20 that that under the Federal Food, Drug, and Cosmetic Act your product would not be classified as a drug as defined under 21 U.S.C. Û 321(g)(1)(B) of the Act as your pain relief formula does not make any claim for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals as defined under (B) of the Act. However, we note that various statements in your prospectus and on your website identify your "pain relief" product as "formulated with the goals of helping to relieve inflammation while encouraging healthy production of connective tissue such as joint cartilage and encouraging the production of joint fluid," etc. These statements suggest that your pain relief product is intended to prevent, mitigate or treat disease in animals such that the product could be considered a "drug" under section 201(g) of the Act. Moreover, your product would appear to be a "new animal drug," as defined under section 201(v) of the Act because it is not generally recognized among experts qualified by scientific training and experience to evaluate the safety and effectiveness of animal drugs, as safe and effective for use under the conditions prescribed, recommended, or suggested in the labeling.

To be legally marketed, a new animal drug must have an approved new animal drug application, conditionally approved new animal drug application, or index listing under sections 512, 571, and 572 of the Act.

Please revise your disclosure here and throughout to indicate whether you have applied for or received any such approvals from the FDA. If you have not received such approvals, you should disclose this fact. You should also include additional disclosure in the prospectus summary and in your risk factor discussion noting risks associated with marketing an unapproved new animal drug and highlighting that the FDA may seek to take enforcement action against you if you are deemed to be marketing an unapproved new animal drug.

Response

On page 10 under Risks we added a risk factor with regards to the aforementioned comment.

On page 20 under "Regulation" we added a paragraph regarding the aforementioned comment.

Selling Security Holders, page 12

2. Please update the selling security holders' table security ownership table to the most recent practicable date.

Response

There were no changes in security ownership.

Description of Business

Overview, page 17

3. Please expand your disclosure to discuss your business plan to independently market your pain relief product. In this regard, please discuss your license agreements in which you have licensed the right for other companies to sell your pain relief product in the U.S. and Central and South America and how your entry into these agreements impacts your ability to independently sell your products. In addition, where you discuss the competitive conditions in your marketplace, describe the extent to which you will be competing with the parties with which you have licensed your product in order to sell your pain relief formula.

Response

Accordingly a paragraph was added on page 17 under "Sales and Marketing" and several paragraphs were added under "Competition" on page 19.

4. We note that your website refers to a natural pain relief product for pets called PetaPrin. Please revise your disclosure to confirm whether your pain relief product is being marketed as PetaPrin.

Response

Clarification of the use of the name Petaprin was made on page 17 under "Description of Business-Overview" and on page 19 under "Competition".

Sales and Marketing, page 17

5. We note your response to prior comment 3. Please expand your disclosure to clarify if the license to Mountain High is exclusive.

Response

Clarification to exclusivity was made accordingly on page 17 under "Sales and Marketing".

Security Ownership of Certain Beneficial Owners and Management, page 23

6. Please update the security ownership table to the most recent practicable date.

Response

There were no changes in Security ownership.

Item 16 Exhibit Index, Page 30

7. Please refer to Item 601 of Regulation S-K and provide Exhibit 15 - Letter re unaudited interim financial information.

Response

Exhibit 15 was attached accordingly.

8. Please refer to Exhibit 23.1. Delete the reference to September 30, 2013 balance sheet as it is not included.

Response

The change to Exhibit 23.1 was made accordingly.

Sincerely,

/s/ Stan Windhorn
President, Green Meadow Products, Inc.